UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

xG Technology, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

98372A507

(CUSIP Number)

July 20, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98372A507

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,050,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,050,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,227 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 98372A507

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,050,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,050,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,227 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 98372A507

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,050,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,050,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,227 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

xG Technology, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

240 S. Pineapple Avenue, Suite 701

Sarasota, Florida 34236

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Common stock, $0.00001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

98372A507

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

(i) Immediately following the closing of the underwritten offering described in the 424B4 prospectus filed by the Issuer with the Securities and Exchange Commission on July 15, 2016 (the “Offering”), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,683,601 shares of Common Stock, which consisted of (i) 825,000 shares of Common Stock issued to Intracoastal at the closing of the Offering and (ii) 858,601 shares of Common issuable upon exercise of a warrant issued to Intracoastal at the closing of the Offering (“Intracoastal Warrant 1”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 15,994,263 shares of Common Stock outstanding immediately following the closing of the Offering as reported by the Issuer, plus (2) 858,601 shares of Common Stock issuable upon the exercise of Intracoastal Warrant 1. The foregoing excludes (I) 172,649 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliate, of more than 9.99% of the Common Stock and (II) 583,333 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 is not exercisable until on or after November 16, 2016 (and Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliate, of more than 4.99% of the Common Stock). Without such blocker provisions (and assuming that Intracoastal Warrant 2 was currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 2,439,583 shares of Common Stock.

(ii) As of the close of business on July 25, 2016, each of the Reporting Persons may be deemed to have beneficial ownership of 1,050,227 shares of Common Stock, which consisted of (i) 18,977 shares of Common Stock and (ii) 1,031,250 shares of Common issuable upon exercise of Intracoastal Warrant 1, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.2% of the Common Stock, based on (1) 15,994,263 shares of Common Stock outstanding immediately following the closing of the Offering as reported by the Issuer, plus (2) 1,031,250 shares of Common Stock issuable upon the exercise of Intracoastal Warrant 1.The foregoing excludes 583,333 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 is not exercisable until on or after November 16, 2016 (and Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliate, of more than 4.99% of the Common Stock). Without such blocker provision (and assuming that Intracoastal Warrant 2 was currently exercisable), each of the Reporting Persons may be deemed to have beneficial ownership of 1,633,560 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:         0         .

(2) Shared power to vote or to direct the vote:         1,050,227    .

(3) Sole power to dispose or to direct the disposition of          0        .

(4) Shared power to dispose or to direct the disposition of         1,050,227    .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2016

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 25, 2016

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager